Lurio & Associates, P.C.
Suite 3120
2005 Market Street
Philadelphia, PA 19103
215-665-9300
dlurio@luriolaw.com

December 24, 2014

EDGAR Correspondence

Ms. Megan Akst
Senior Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:	USA Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2014
Filed September 29, 2014
File No. 1-33365

Dear Ms. Akst:

This firm represents USA Technologies, Inc. (the “Company”) in connection with the December 18, 2014 comment letter regarding the above-referenced Form 10-K of the Company. This will confirm our telephone conversation of yesterday during which I indicated to you that the Company would provide the requested response to the comment letter by no later than Friday, January 23, 2015. You indicated that the extension was acceptable to the staff.

Please direct any further questions to me or Shaila Prabhakar, Esquire, at (215) 665-9300.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio